UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934 *



                              Tasty Baking Company
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    876553306
                                 --------------
                                 (CUSIP Number)


       Eric D. Schoenborn, Esquire, Stradley, Ronon, Stevens & Young, LLP
          Woodland Falls Corporate Park, 210 Lake Drive East, Suite 102
                          Cherry Hill, New Jersey 08002
                                 (856) 321-2413

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 2, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.      876553306
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       PHILIP J. BAUR, JR.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[_]
                                                          (b)[_]


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

                       00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]


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6
     CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
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                  7     SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY                71,949
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH        --------------------------------------------------------------
                  8    SHARED VOTING POWER

                            476,096
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                            65,699
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                            482,346
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11
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     548,045
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.8%
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14   TYPE OF REPORTING PERSON*
                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         --------------------

         This statement on Schedule 13D relates to the common stock, $.50 par value (the "Common Stock"), of Tasty Baking Company, 2801 Hunting Park Avenue, Philadelphia, PA 19129 (the "Company").

Item 2.  Identity and Background.
         ------------------------

         The person filing this statement is Philip J. Baur, Jr. All correspondence to Mr. Baur should be forwarded to the following address:

                Philip J. Baur, Jr.
                c/o Tasty Baking Company
                2801 Hunting Park Avenue
                Philadelphia, PA 19129

         Mr. Baur is currently a Director of the Company and he retired as President of the Company in 1987. He has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mr. Baur is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.
         ---------------------------------------------------

         N/A. A vast majority of the shares beneficially owned by Mr. Baur derive from his position as a trustee of several trusts as described in greater detail in Item 5 below. In particular, Mr. Baur became the beneficial owner of 375,543 shares upon being named the successor trustee by court order on May 3, 2002 (subject to a 30 day appeal period that expired on June 2, 2002) to two trusts created under the Will of Philip J. Baur, deceased (the "Philip Baur Trusts").

         Of the shares beneficially owned by Mr. Baur under the Philip Baur Trusts, 243,583 shares are owned by the Pre-Residuary Trust Under the Will of Philip J. Baur f/b/o Philip J. Baur, Jr. ("Pre-Residuary Trust") and 131,960 shares are owned by the Residuary Subtrust Under the Will of Philip J. Baur f/b/o Philip J. Baur, Jr. ("Residuary Subtrust"). These shares were distributed to the Philip Baur Trusts over five years ago pursuant to the terms of the Will of Philip J. Baur.

Item 4.  Purpose of the Transaction.
         ---------------------------

         The Philip J. Baur Trusts received the shares described in Item 3 as a result of the death of Philip J. Baur in accordance with the terms of his Will. Philip J. Baur passed away in 1951. The Philip Baur Trusts intend to make limited open market sales from time to time to diversify their holdings.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         As of the date hereof, Mr. Baur beneficially owns 548,045 shares of Common Stock, or approximately 6.8% of the outstanding Common Stock.1

         Mr. Baur has sole voting and dispositive power over 65,699 of such shares, which includes a presently exercisable option to purchase 13,875 shares and 13,000 shares owned by the Philippian Foundation, a charitable foundation of which Mr. Baur is trustee. Mr. Baur made a gift of 2,000 shares on

--------
1    Based on 8,074,400 shares of Common Stock outstanding on June 10, 2002.

May 2, 2002 to Seminary of the East and 5,000 shares on May 22, 2002 to Seminary of the East. These gifts were made from shares owned directly by Mr. Baur.

         Mr. Baur shares dispositive power over 482,346 shares and shares voting power over 476,096 shares as follows.

         A. 375,543 shares owned by the Philip J. Baur Trusts of which Mr. Baur is co-trustee along with First Union National Bank ("First Union"). Accordingly, Mr. Baur shares voting and dispositive power with First Union for all shares held by the Philip Baur Trusts. First Union is a national banking association and is a subsidiary of Wachovia Corporation. The address of First Union is as follows:

                            First Union National Bank
                            c/o Wachovia Corporation
                               One Wachovia Center
                            Charlotte, NC 28288-0137


         The Pre-Residuary Trust sold 2,500 shares on the open market on May 13, 2002 at $16.45 per share and 7,500 shares on the open market on May 14, 2002 at $16.4878 per share.

         B. 87,070 shares owned by a trust created by Emma Baur, deceased ("Emma Baur Trust"), of which Mr. Baur is co-trustee along with Paul Baur and First Union. Emma Baur created the Emma Baur Trust in 1961. Mr. Baur shares voting power with Paul Baur and dispositive power with Paul Baur and First Union for all shares held by the Emma Baur Trust. Please see the information in subsection A above regarding First Union. Paul Baur is currently employed as a President of Impact Thrift Stores, Inc, a non-profit corporation located at 14 East Moreland Avenue, Hatboro, PA 19040. To Mr. Baur's knowledge, Paul Baur has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Paul Baur is a citizen of the United States of America and has the following address:

                             170 N. Swedesford Road
                                Ambler, PA 19002


         C. 13,483 shares are owned by Mr. Baur's spouse, Barbara Baur. Mr. Baur shares voting and dispositive power with Mrs. Baur for all shares held by her. Mrs. Baur is not currently employed and has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Baur is a citizen of the United States of America and has the same address as Mr. Baur set forth above in Item 2.

         D. 6,250 shares held in a trust under deed of Sophie Hamstrom ("Hamstrom Trust") of which Mr. Baur is co-trustee along with First Union. While Mr. Baur shares dispositive power with First Union for all shares held by the Hamstrom Trust, Mr. Baur has sole voting power over the shares held by the Hamstrom Trust. Please see the information in subsection A above regarding First Union.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         See Item 5.

Item 7.  Material to Be Filed as Exhibits.
         ---------------------------------

         None.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2002



/s/ Philip J. Baur, Jr.
-----------------------------------
Philip J. Baur, Jr.